FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release: Third Quarter Trading Statement 2004

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Third Quarter Trading Statement 2004

Basel, Switzerland, 22 October 2004

Sales in the third quarter of 2004 increased by 17% to $1.4bn (2003: $1.2bn) and at constant exchange rates (CER) by 14%. Sales for the first nine months were 8% higher (CER) at $6bn.

Crop Protection sales in the third quarter rose 12% (CER) to $1.2bn. Sales in the low season in Europe, Africa and Middle East continued to demonstrate the strength witnessed in the first half with herbicides performing particularly well. The new season in Latin America started strongly, notably in Brazil, driven by high early demand for fungicides. Sales growth accelerated in Asia-Pacific with a good performance in Japan and India. In NAFTA, performance was driven by Professional Products, the continuing success of the CALLISTO® range and by fungicides, especially AMISTAR®. On a global basis, all product lines increased sales apart from insecticides which were slightly lower following an exceptionally strong first half. Growth in sales of new products for the quarter was $26m; total sales of new products for the first nine months reached $554m.

Seeds sales in the third quarter rose 28% (CER) to $0.2bn. Field crop sales benefited from timing differences in the USA and strong early demand in Brazil. Growth in Vegetables and Flowers reflected both expanding consumer demand and the consolidation of Dulcinea Farms and Dia-Engei.

For the full year 2004, sales growth is expected to be in line with first half performance, leading to earnings per share1 growth of around 60 per cent.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

1 fully diluted, before restructuring and impairment and one-off tax credit

Syngenta Third Quarter Trading Statement 2004 / Page 1 of 3

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 Months 2004	9 Months 2003	Actual(1)	CER(1)(2)	Ex RR (1)(3)
	$m	$m	%	%	%

Crop Protection	4908	4386	+ 12	+ 7	+ 8
Seeds	1054	892	+ 18	+ 12	+ 12

Total	5962	5278	+ 13	+ 8	+ 9

Crop Protection

Product line
Selective herbicides	1571	1432	+ 10	+ 5	+ 6
Non-selective herbicides	541	509	+ 7	+ 4	+ 4
Fungicides	1338	1122	+ 19	+ 13	+ 13
Insecticides	806	718	+ 13	+ 9	+ 9
Professional products	560	499	+ 11	+ 7	+ 9
Others	92	106	- 14	- 20	- 20

Total	4908	4386	+ 12	+ 7	+ 8

Regional
Europe, Africa and Middle East	1933	1677	+ 15	+ 6	+ 6
NAFTA	1679	1634	+ 3	+ 2	+ 3
Latin America	623	471	+ 32	+ 32	+ 33
Asia Pacific	673	604	+ 11	+ 5	+ 5

Total	4908	4386	+ 12	+ 7	+ 8

Seeds

Product line
Field Crops	572	488	+ 17	+ 11	+ 11
Vegetables and Flowers	482	404	+ 19	+ 12	+ 12

Total	1054	892	+ 18	+ 12	+ 12

Regional
Europe, Africa and Middle East	558	486	+ 15	+ 4	+ 4
NAFTA	376	308	+ 22	+ 21	+ 21
Latin America	63	55	+ 14	+ 14	+ 14
Asia Pacific	57	43	+ 33	+ 25	+ 25

Total	1054	892	+ 18	+ 12	+ 12

(1)	Product line variances take into account minor reclassifications made in 2004
(2)	Growth at constant exchange rates
(3)	Growth at constant exchange rates excluding the effects of range rationalization

Syngenta Third Quarter Trading Statement 2004 / page 2 of 3

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	3rd Quarter 2004	3rd Quarter 2003	Actual(1)	CER(1)(2)	Ex RR (1)(3)
	$m	$m	%	%	%

Crop Protection	1166	1016	+ 15	+ 12	+ 13
Seeds	208	157	+ 32	+ 28	+ 28

Total	1374	1173	+ 17	+ 14	+ 15

Crop Protection

Product line
Selective herbicides	281	245	+ 15	+ 12	+ 14
Non-selective herbicides	165	145	+ 14	+ 12	+ 12
Fungicides	290	224	+ 30	+ 27	+ 27
Insecticides	209	212	- 1	- 2	- 2
Professional products	190	171	+ 9	+ 6	+ 6
Others	31	19	+ 62	+ 54	+ 54

Total	1166	1016	+ 15	+ 12	+ 13

Regional
Europe, Africa and Middle East	394	342	+ 15	+ 8	+ 8
NAFTA	299	289	+ 4	+ 4	+ 4
Latin America	286	228	+ 25	+ 25	+ 26
Asia Pacific	187	157	+ 19	+ 17	+ 18

Total	1166	1016	+ 15	+ 12	+ 13

Seeds

Product line
Field Crops	87	58	+ 48	+ 44	+ 44
Vegetables and Flowers	121	99	+ 23	+ 18	+ 18

Total	208	157	+ 32	+ 28	+ 28

Regional
Europe, Africa and Middle East	97	92	+ 5	- 3	- 3
NAFTA	58	22	+ 164	+ 164	+ 164
Latin America	36	30	+ 20	+ 20	+ 20
Asia Pacific	17	13	+ 29	+ 25	+ 25

Total	208	157	+ 32	+ 28	+ 28

(1)	Product line variances take into account minor reclassifications made in 2004
(2)	Growth at constant exchange rates
(3)	Growth at constant exchange rates excluding the effects of range rationalization

Syngenta Third Quarter Trading Statement 2004 / page 3 of 3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 22, 2004	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Authorized Signatory

		By:	/s/ Otto Schürmann

			Name:	Otto Schürmann
			Title:	Authorized Signatory